EXHIBIT 99.1

     The consolidated net loss of Osage Systems Group, Inc. (the "Corporation") for the year ended December 31, 1999 is estimated to be approximately $6.9 million, compared to a loss of $3.0 million for the year ended December 31, 1998. The net loss for the year ended December 31, 1999 can, in large part, be attributed to non-recurring financial restructuring costs of approximately $4.4 million.